Exhibit 99.1

China Online Education Group Announces First Quarter 2017 Results

Gross billings1 increased by 110.1% year-over-year

Net revenues increased by 121.0% year-over-year

Net operating cash flow reached RMB30.5 million

BEIJING, May 22, 2017 — China Online Education Group (“51Talk” or the “Company”) (NYSE:COE), a leading online education platform in China, with core expertise in English education, today announced its unaudited financial results for the first quarter ended March 31, 2017.

First Quarter 2017 Financial and Operational Highlights

•                      Gross billings were RMB325.1 million (US$47.2 million), a 110.1% increase from RMB154.8 million for the first quarter of 2016.

•                      Net revenues were RMB159.5 million (US$23.2 million), a 121.0% increase from RMB72.2 million for the first quarter of 2016.

•                      Gross margin was 65.7%, compared with 63.6% for the first quarter of 2016.

•                      Percentage of gross billings contributed by K-12 students was 68.7%, compared with 42.2% for the first quarter of 2016.

•                      Net cash provided by operating activities reached RMB30.5 million (US$4.4 million).

Key Operating Data

	For the three months ended
	March 31,	March 31,	Y-o-Y
	2016	2017	Change

Gross billings (in RMB millions)	154.8	325.1	110.1%
Gross billings contributed by K-12 students (in RMB millions)	65.4	223.4	241.7%
Active students[2] (in thousands)	71.9	134.5	87.1%

Mr. Jack Jiajia Huang, Founder, Director and Chief Executive Officer of 51Talk, said, “The first quarter of 2017 was another quarter of solid progress as we executed on our initiatives and delivered net revenues and gross billings surpassing the high end of our guidance, in addition to record-high number of quarterly active students and significant operating efficiency gains. The gross billings contributed by K-12 students represented 68.7% of our total gross billings in the quarter, up significantly from 42.2% in the same period last year, and remains our growth driver, as well as a testament to our platform’s strong market appeal.”

1  Gross billings for a specific period, which is one of the Company’s key operating data, is defined as the total amount of cash received for the sale of course packages and services in such period, net of the total amount of refunds in such period.

2  An “active student” for a specified period refers to a student who booked at least one paid lesson, and excluding those students who only attended paid live broadcasting lessons.

Mr. Huang continued, “As we move forward capturing the enormous growth opportunities in demand for online English learning in China, we believe our initiatives are gaining traction. In particular, our investment in industry-leading technologies is distinguishing us in the marketplace by providing students with superior audio and video quality that not only improves their learning efficiency and outcomes, but also delivers an overall upgraded learning experience. We are very proud that over 50% of our students now use our proprietary, next-generation technology for their lessons and we are excited about the future benefits our technologies can bring to students and our expanding product portfolio. We believe going forward our technologies and the benefits they bring to our students will be a key differentiator for us among our peers.”

Mr. Jimmy Lai, Chief Financial Officer of 51Talk, added, “Along with the better-than-expected results, we also saw improvement in our operating efficiencies in the quarter. Notably, in the first quarter of 2017, non-GAAP3 sales and marketing expenses as a percentage of gross billings fell to 44.6% from 60.9% in the year-ago quarter, and the gross margin improved to 65.7% from 63.6% in the year-ago quarter. I am also very pleased to report that net operating cash flow for the first quarter reached RMB30.5 million, surpassing the total amount for the entire fiscal year 2016. With the healthy positive operating cash flow, we can continue to meet the strong demand for online English learning. Our ongoing goal is to improve efficiencies to better capitalize on opportunities in this expanding market.”

First Quarter 2017 Financial Results

Net Revenues

Net revenues for the first quarter of 2017 were RMB159.5 million (US$23.2 million), a 121.0% increase from RMB72.2 million for the same quarter last year. The increase was primarily attributed to an increase in the number of active students and, to a lesser extent, an increase in the average revenue per active student. The number of active students was 134.5 thousand, an 87.1% increase from 71.9 thousand for the same quarter last year.

Cost of Revenues

Cost of revenues for the first quarter of 2017 was RMB54.8 million (US$8.0 million), a 108.1% increase from RMB26.3 million for the same quarter last year. The increase was primarily driven by an increase in total service fees paid to teachers, mainly due to the delivery of an increased number of paid lessons, and to a lesser extent, due to the increased cost per lesson with the expansion of western teachers.

3  Non-GAAP results exclude share-based compensation expenses. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results of Operation Measures to the Comparable GAAP Measures.”

Gross Profit and Gross Margin

Gross profit for the first quarter of 2017 was RMB104.8 million (US$15.2 million), a 128.3% increase from RMB45.9 million for the same quarter last year.

Gross margin for the first quarter of 2017 was 65.7%, compared with 63.6% for the same quarter last year. The increase was mainly the result of increased prices and a stable teacher cost base.

Operating Expenses

Total operating expenses for the first quarter of 2017 were RMB245.0 million (US$35.6 million), a 67.3% increase from RMB146.4 million for the same quarter last year. The increase was mainly the result of increases in sales and marketing, product development, and general and administrative expenses.

Sales and marketing expenses for the first quarter of 2017 were RMB146.1 million (US$21.2 million), a 55.0% increase from RMB94.2 million for the same quarter last year. The increase was mainly due to higher expenses related to an increase in the number of sales and marketing personnel, higher marketing and branding promotional expenses, and share-based compensation expenses. There were no share-based compensation expenses recognized prior to the second quarter of 2016 as the initial public offering performance condition was not considered probable until the occurrence. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses for the first quarter of 2017 were RMB144.9 million (US$21.0 million), a 53.7% increase from RMB94.2 million for the same quarter last year.

Product development expenses for the first quarter of 2017 were RMB50.6 million (US$7.4 million), a 90.6% increase from RMB26.5 million for the same quarter last year. The increase was primarily the result of newly added technology and course development-related personnel to further strengthen technology platforms and expand curriculum offerings, share-based compensation expenses, and technical services fees. There were no share-based compensation expenses recognized prior to the second quarter of 2016 as the initial public offering performance condition was not considered probable until the occurrence. Excluding share-based compensation expenses, non-GAAP product development expenses for the first quarter of 2017 were RMB45.5 million (US$6.6 million), a 71.3% increase from RMB26.5 million for the same quarter last year.

General and administrative expenses for the first quarter of 2017 were RMB48.4 million (US$7.0 million), an 88.5% increase from RMB25.7 million for the same quarter last year. The increase was primarily due to additional payroll expense for personnel necessary to support expanded operations, share-based compensation expenses, recruitment costs related to North American teacher recruitment for the American Academy program and costs related to compliance and reporting obligations as a public company. There were no share-based compensation expenses recognized prior to the second quarter of 2016 as the initial public offering performance condition was not considered probable until the occurrence. Excluding share-based compensation expenses, non-GAAP general and administrative expenses for the first quarter of 2017 were RMB41.6 million (US$6.0 million), a 62.1% increase from RMB25.7 million for the same quarter last year.

Loss from Operations

Loss from operations for the first quarter of 2017 was RMB140.3 million (US$20.4 million), compared with RMB100.6 million for the same quarter last year.

Non-GAAP loss from operations for the first quarter of 2017 was RMB127.2 million (US$18.5 million), compared with RMB100.6 million for the same quarter last year.

Net Loss

Net loss for the first quarter of 2017 was RMB140.0 million (US$20.3 million), compared with RMB99.3 million for the same quarter last year.

Non-GAAP net loss for the first quarter of 2017 was RMB126.9 million (US$18.4 million), compared with RMB99.3 million for the same quarter last year.

Basic and diluted net loss per American depositary share (“ADS”) attributable to ordinary shareholders for the first quarter of 2017 was RMB7.05 (US$1.05), compared with basic and diluted net loss per ADS attributable to ordinary shareholders of RMB30.90 for the same quarter last year. Each ADS represents 15 Class A ordinary shares.

Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders for the first quarter of 2017 was RMB6.30 (US$0.90), compared with non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders of RMB30.90 for the same quarter last year.

Balance Sheet

As of March 31, 2017, the Company had total cash, cash equivalents and time deposits of RMB663.3 million (US$96.4 million), compared with RMB647.0 million as of December 31, 2016.

The Company had deferred revenues (current and non-current) of RMB839.4 million (US$122.0 million) as of March 31, 2017, compared with RMB687.1 million as of December 31, 2016.

Outlook

For the second quarter of 2017, the Company currently expects:

•                  Net revenues to be between RMB179 million to RMB184 million, which would represent an increase of approximately 85% to 90% from RMB96.9 million for the same quarter last year; and

•                  Gross billings to be between RMB352 million to RMB359 million, which would represent an increase of approximately 80% to 84% from RMB195.2 million for the same quarter last year.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on May 22, 2017 (8:00 PM Beijing/Hong Kong time on May 22, 2017).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992
China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “China Online Education Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.51talk.com.

A replay of the conference call will be accessible until May 29, 2017, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10107074

About China Online Education Group

China Online Education Group (NYSE: COE) is a leading online education platform in China, with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students across China to take live one-on-one interactive English lessons with overseas foreign teachers, on demand. The Company connects its students with a large pool of highly qualified foreign teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

For more information, please visit http://ir.51talk.com.

Use of Non-GAAP Financial Measures

In evaluating its business, 51Talk considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP operating expenses, non-GAAP loss from operations, non-GAAP income tax expenses, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP net loss attributable to ordinary shareholders per share and per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this press release.

51Talk believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. 51Talk believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to 51Talk’s historical performance. 51Talk computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. 51Talk believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in the 51Talk’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this press release provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8832 to US$1.00, the rate in effect as of March 31, 2017 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, 51Talk’s business outlook and quotations from management in this announcement, as well as 51Talk’s strategic and operational plans, contain forward-looking statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 51Talk’s goals and strategies; 51Talk’s expectations regarding demand for and market acceptance of its brand and platform; 51Talk’s ability to retain and increase its student enrollment; 51Talk’s ability to offer new courses; 51Talk’s ability to engage, train and retain new teachers; 51Talk’s future business development, results of operations and financial condition; 51Talk’s ability to maintain and improve infrastructure necessary to operate its education platform; competition in the online education industry in China; the expected growth of, and trends in, the markets for 51Talk’s course offerings in China; relevant government policies and regulations relating to 51Talk’s corporate structure, business and industry;  general economic and business condition in China, the Philippines and elsewhere and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

China Online Education Group

Investor Relations

+86 (10) 5692-8909

ir@51talk.com

The Piacente Group, Inc.

Brandi Piacente

+86 (10) 6535-0148

+1-212-481-2050

51talk@tpg-ir.com

CHINA ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	Dec. 31,	Mar. 31,	Mar. 31,
	2016	2017	2017
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	274,873	302,937	44,011
Time deposits	372,150	360,328	52,349
Prepaid expenses and other current assets	65,766	75,123	10,914
Total current assets	712,789	738,388	107,274

Non-current assets
Held-to-maturity securities	6,943	6,939	1,008
Property, plant and equipment, net	41,576	40,113	5,828
Intangible assets, net	4,629	5,068	736
Goodwill	4,223	4,223	614
Other non-current assets	5,367	5,193	753
Total non-current assets	62,738	61,536	8,939

Total assets	775,527	799,924	116,213

LIABILITIES AND STOCKHOLDERS’
DEFICIT
Current liabilities
Deferred revenues	653,413	793,357	115,260
Accrued expenses and other current liabilities	166,524	169,919	24,686
Taxes payable	18,923	20,347	2,956
Total current liabilities	838,860	983,623	142,902

Non-current liabilities
Deferred revenues	33,706	46,072	6,693
Deferred tax liabilities	226	201	29
Other non-current liabilities	1,918	1,881	273
Total non-current liabilities	35,850	48,154	6,995

Total liabilities	874,710	1,031,777	149,897

CHINA ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	Dec. 31,	Mar. 31,	Mar. 31,
	2016	2017	2017
	RMB	RMB	US$

Total shareholders’ deficit	(99,183)	(231,853)	(33,684)

Total liabilities and shareholders’ deficit	775,527	799,924	116,213

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,	Mar. 31,
	2016	2016	2017	2017
	RMB	RMB	RMB	US$

Net revenues	72,191	128,219	159,519	23,175
Cost of revenues	(26,308)	(45,423)	(54,752)	(7,954)
Gross profit	45,883	82,796	104,767	15,221
Operating expenses
Sales and marketing expenses	(94,245)	(138,613)	(146,077)	(21,222)
Product development expenses	(26,542)	(46,068)	(50,601)	(7,351)
General and administrative expenses	(25,658)	(48,761)	(48,364)	(7,026)
Total operating expenses	(146,445)	(233,442)	(245,042)	(35,599)
Loss from operations	(100,562)	(150,646)	(140,275)	(20,378)
Interest and other income/(expenses), net	1,666	(3,111)	963	140
Loss before income tax expenses	(98,896)	(153,757)	(139,312)	(20,238)
Income tax expenses	(362)	(408)	(728)	(106)
Net loss	(99,258)	(154,165)	(140,040)	(20,344)
Accretions to preferred shares redemption value	(49,815)	—	—	—
Net loss attributable to ordinary shareholders	(149,073)	(154,165)	(140,040)	(20,344)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	72,267,532	300,400,768	300,860,235	300,860,235

Net loss per share attributable to ordinary shareholders basic and diluted	(2.06)	(0.51)	(0.47)	(0.07)

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,	Mar. 31,
	2016	2016	2017	2017
	RMB	RMB	RMB	US$

Net loss per ADS attributable to ordinary shareholders basic and diluted	(30.90)	(7.70)	(7.05)	(1.05)

Comprehensive loss:
Net loss	(99,258)	(154,165)	(140,040)	(20,344)
Other comprehensive loss
Foreign currency translation adjustments	581	20,427	(6,011)	(873)
Total comprehensive loss	(98,677)	(133,738)	(146,051)	(21,217)

Share-based compensation expenses are included in the operating expenses as follows:

Sales and marketing expenses	—	(1,024)	(1,192)	(173)
Product development expenses	—	(3,735)	(5,146)	(748)
General and administrative expenses	—	(4,427)	(6,785)	(986)

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,	Mar. 31,
	2016	2016	2017	2017
	RMB	RMB	RMB	US$

Sales and marketing expenses	(94,245)	(138,613)	(146,077)	(21,222)
Less: Share-based compensation expenses	—	(1,024)	(1,192)	(173)
Non-GAAP sales and marketing expenses	(94,245)	(137,589)	(144,885)	(21,049)

Product development expenses	(26,542)	(46,068)	(50,601)	(7,351)
Less: Share-based compensation expenses	—	(3,735)	(5,146)	(748)
Non-GAAP product development expenses	(26,542)	(42,333)	(45,455)	(6,603)

General and administrative expenses	(25,658)	(48,761)	(48,364)	(7,026)
Less: Share-based compensation expenses	—	(4,427)	(6,785)	(986)
Non-GAAP general and administrative expenses	(25,658)	(44,334)	(41,579)	(6,040)

Operating expenses	(146,445)	(233,442)	(245,042)	(35,599)
Less: Share-based compensation expenses	—	(9,186)	(13,123)	(1,907)
Non-GAAP operating expenses	(146,445)	(224,256)	(231,919)	(33,692)

Loss from operations	(100,562)	(150,646)	(140,275)	(20,378)
Less: Share-based compensation expenses	—	(9,186)	(13,123)	(1,907)
Non-GAAP loss from operations	(100,562)	(141,460)	(127,152)	(18,471)

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended
	Mar. 31,	Dec. 31,	Mar. 31,	Mar. 31,
	2016	2016	2017	2017
	RMB	RMB	RMB	US$

Income tax expenses	(362)	(408)	(728)	(106)
Less: Tax impact of Share-based compensation expenses	—	—	—	—
Non-GAAP income tax expenses	(362)	(408)	(728)	(106)

Net loss	(99,258)	(154,165)	(140,040)	(20,344)
Less: Share-based compensation expenses	—	(9,186)	(13,123)	(1,907)
Non-GAAP net loss	(99,258)	(144,979)	(126,917)	(18,437)

Net loss attributable to ordinary shareholders	(149,073)	(154,165)	(140,040)	(20,344)
Less: Share-based compensation expenses, net of tax	—	(9,186)	(13,123)	(1,907)
Non-GAAP net loss attributable to ordinary shareholders	(149,073)	(144,979)	(126,917)	(18,437)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	72,267,532	300,400,768	300,860,235	300,860,235

Non-GAAP net loss per share attributable to ordinary shareholders basic and diluted	(2.06)	(0.48)	(0.42)	(0.06)

Non-GAAP net loss per ADS attributable to ordinary shareholders basic and diluted	(30.90)	(7.24)	(6.30)	(0.90)